August 10, 2009

VIA EDGAR/US MAIL/FACSIMILE

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Attention: William C-L Friar, Senior Financial Analyst

Re:	Peapack-Gladstone Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-23537

Dear Mr. Friar:

We are in receipt of your letter dated June 24, 2009 containing comments to the Annual Report on Form 10-K for the year ended December 31, 2008 of Peapack-Gladstone Financial Corporation (the “Corporation”).  Set forth below is our response to each of the numbered comments in your letter.

1.
SEC Comment:  This report must be signed by the company’s chief accounting officer.  If one of the people signing this report is that person, please advise us supplementally.  In future reports, the person signing as the chief accounting officer should be so identified.

Response:  Arthur F. Birmingham, the chief financial officer at December 31, 2008 was also the Corporation’s chief accounting officer.  Mr. Birmingham has since retired.  In future reports, our current chief financial officer, Jeffrey J. Carfora, will also be identified as the chief accounting officer.

2.
SEC Comment:  We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of “Alt-A” type mortgages.  If you do not hold or have not made or invested in these types of loans, please so note in future filings.  If your holdings are other than inconsequential, please disclose and discuss in future filings.

Response:  We do not hold, have not made nor invested in subprime loans or “Alt-A” type mortgages.  We had noted this in previous filings, but did not in the Form 10-K for the year ended December 31, 2008.  We will indicate that we have no such holdings in future filings.

United States Securities &
Exchange Commission
August 10, 2009

3.
SEC Comment:  In the penultimate paragraph on page 2 you mention that much of the impairment charge was for the Corporation’s trust preferred pooled securities.  In future reports please augment this discussion so that the reader has a better understanding of these securities.

Response:  We will incorporate additional discussion in future filings.

4.
SEC Comment:  We note the summary of investment securities held to maturity includes an “Other Securities” line item for $11.5 million, equal to 22% of total securities held as of December 31, 2008.  Considering the relatively inactive trading market for these securities, please tell us and in future filings discuss in MD&A any recent economic trends or other factors that could trigger an other-than temporary impairment and its expected effect on future operations, cash flow and liquidity.

Response:  The $11.5 million is the total remaining balance of the Corporation’s trust preferred pooled securities portfolio, which is discussed in Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements, particularly Note 9.  The Corporation has already recorded a substantial write-down of its Trust Preferred Pooled Securities Portfolio. The carrying value of $11.5 million at December 31, 2008 represents approximately 17% of previous carrying value. However, further significant downturns in the real estate markets and/or the economy could cause additional banks/companies to defer paying dividends on these securities and/or ultimately default. Such occurrences, if beyond those assumed in our current valuation, could cause an additional write-down of the portfolio, with a negative impact on earnings. We believe, however, that such an additional write-down, if necessitated, would not have a material effect on our cash flow or liquidity position. We will incorporate such discussion in future filings.

5.
SEC Comment:  We refer to the $55.3 million other-than-temporary impairment charge recorded in 2008 related to the trust preferred portfolio with a cost of $67.1 million and to related discussion in the “Other Income” section of Management’s Discussion and Analysis on page 15 of Exhibit 13.  Please tell us and describe in future filings how the $55.3 million impairment charge was determined. Consider in your response your disclosure in Note 3, “Investment Securities Held to Maturity” on page 10 of your September 30, 2008 10-Q which states that gross unrealized losses for “Other Securities” with a carrying amount of $48.4 million was $29.4 million.

Response:  The trust preferred securities had been originally held in the available for sale portfolio at a carrying amount of $67.1 million.  As of July 1, 2008, management changed the accounting treatment for the portfolio from available for sale to held to maturity.  As of that date, the fair value of $48.4 million became the new book value with the decline, net of tax, of $11.2 million recorded as a component of accumulated other comprehensive income to be amortized into income over the remaining lives of the

United States Securities &
Exchange Commission
August 10, 2009

securities.  The December 31, 2008 impairment charge was calculated on the original carrying amount of $67.1 million.

We believe the description contained in Note 9 to the Consolidated Financial Statements provides an adequate description of how the $55.3 million impairment charge was determined.  The trust preferred pooled securities are collateralized by trust preferred securities issued primarily by individual banks, but also by insurance companies and real estate investment trusts.  To determine fair value, and determine whether the securities were other than temporarily impaired, the Corporation retained and worked with a third party to review the issuers (the collateral) underlying each of the securities.  Among the factors analyzed were the issuers’ profitability, credit quality, asset mix, capital adequacy, leverage and liquidity position, as well as an overall assessment of credit, profitability and capital trends within the portfolio’s issuer universe.  These factors provided an assessment of the portion of the collateral of each security which was likely to default in future periods.  The cash flows associated with the collateral likely to default, together with the cash flows associated with collateral which had already deferred or defaulted, were then eliminated.  In addition, the Corporation assumed constant rates of default in excess of those based upon the historic performance of the underlying collateral.  The resulting cash flows were then discounted to the current period to determine fair value for each security. The discount rate utilized was based on a risk free rate (LIBOR) plus spreads appropriate for the product, which include consideration of liquidity and credit uncertainty. Such description of the discount rate will be incorporated in future filings, as appropriate.

In periods prior to the fourth quarter of 2008, the Corporation used a constant rate of default derived from the historic performance of the underlying collateral to assess other-than-temporary impairment.  However, during the fourth quarter of 2008, after the filing of our September 30, 2008 Form 10-Q, a significant portion of the Corporation’s trust preferred pooled securities were downgraded from investment grade to below investment grade; as a result, in the fourth quarter of 2008 the Corporation chose to employ the valuation methodology set forth in the preceding paragraph to assess fair value and other-than-temporary impairment with respect to the pooled trust preferred securities. Please see our response to your comment # 6 on the next page for more specific details concerning the timing of the downgrades.

6.
SEC Comment:  Please tell us and discuss in future filings what specific events occurred between the filing date of your September 30, 2008 10-Q and December 31, 2008 which resulted in the fourth quarter $55.3 million other-than-temporary impairment charge. Consider in your response the disclosure in, Note 3 on page 11 of the September 30, 2008 10-Q states the following:

United States Securities &
Exchange Commission
August 10, 2009

▪	Management expected all these securities to return 100% of all their principal and interest.

▪	The estimated fair value of these securities was $19.0 million with an original cost of $67.1 million.

▪
The Company had senior and mezzanine tranche in the trust preferred securities which were protected from defaults by over-collateralization and cash flow default protection provided by subordinated tranches.

Response:  As of November 7, 2008, when we filed the September 30, 2008 Form 10-Q, Management expected the securities to return 100% of their principal and interest.  At that time, over 91% of the Corporation’s trust preferred pooled securities still carried investment grade ratings. As noted in a December 30, 2008 Press Release and Form 8-K, it was not until November 12, 2008 that Moody’s downgraded 180 tranches of 44 trust preferred pooled securities including many of the securities held by the Corporation. Additionally, Moody’s placed most of the Corporation’s remaining investment grade trust preferred pooled securities on credit watch for possible future downgrade.  The market value of these securities continued to sharply decline during the quarter as the liquidity in the debt markets dropped to unprecedented levels and we did not believe the market values would recover within the foreseeable future.  The number of notices of deferral and default by the underlying institutions accelerated during this period.

7.
SEC Comment:  We refer to the “Other Securities” line item for $4.3 million that has gross unrealized losses of $l.2 million, equal to 21% of total gross unrealized losses of $5.7 million and 71% of unrealized losses twelve months or longer as of December 31, 2008. Please tell us and in future filings provide the following additional disclosure:

▪	Describe the nature of these securities and their credit risk characteristics including any contractual conditions that provide protection against defaults.

▪	State the reasons why these unrealized losses on these securities were considered other-than-temporary as of December 31, 2008.

▪	Discuss in MD&A any recent market trends that could result in the recognition of other-than-temporary impairments and their expected maximum effect on future operations, cash flow and liquidity.

Response:  Other securities include three corporate bonds that total $4.3 million.  The Corporation recognized an other-than-temporary impairment charge of $680 thousand on one of them at December 31, 2008.  The $1.2 million unrealized loss is related to one of the bonds, a trust preferred security, which was originally issued by MBNA, which subsequently merged with Bank of America (“BAC”).  The turmoil in the financial

United States Securities &
Exchange Commission
August 10, 2009

markets and the merger with Merrill Lynch had resulted in sharp declines in all the securities of BAC.  The bond, however, continued to be rated investment grade by Moody’s, with an A2 rating at December 31, 2008.  Currently, the bond continues to be rated investment grade by Moody’s.

Other factors considered before determining not to recognize impairment were:

1.	BAC approximate capital level was $177 billion at December 31, 2008 and received an additional $10 billion in January 2009 for a total of $187 billion.
2.	All BAC debt is senior to capital, including current TARP capital of $45 billion.
3.	The U.S. Government has agreed to absorb 90% of the Merrill Lynch losses after BAC realizes the initial $10 billion.
4.	Credit losses are predicted to level off in late 2009 or early 2010.
5.	Floating rate issues (such as this bond) have been hit the hardest in the market due to the historically low LIBOR rates.

We concluded that BAC’s capital and the support of the U.S. Government in the form of TARP are positive factors.  BAC recently declared dividends on all of the preferred stock issues, which are junior to all debt issues.  Their capital and liquidity levels appear to remain strong.

Additionally, at June 30, 2009, the market value of this bond has improved relative to its March 31, 2009 value, and we continue to determine that this bond is not other-than-temporarily impaired.

We will incorporate an abbreviated version of such discussion in future filings.

8.
SEC Comment:  We refer to the table on page 50 that describes assets measured on a non-recurring basis which shows held-to-maturity securities valued using Level 3 inputs. Please tell us and in future filings include, for fair value measurements using Level 3 inputs, the reconciliation showing changes due to realized and unrealized and gains and losses as required by paragraphs 32(c) and 32(d) of SFAS 157.  Refer to sample disclosure in paragraph A35 of SFAS 157.

Response:  We note that paragraph 32 refers to assets measured on a recurring basis.  We believe that we have complied with SFAS 157 for the initial recognition of assets measured on a non-recurring basis.

9.
SEC Comment:  We refer to the methodology discussed on page 50 to determine the fair value of the trust preferred securities using discounted cash flow analysis.  Please tell us and in future filings provide the following information:

United States Securities &
Exchange Commission
August 10, 2009

▪
Tell us how the Company determined the validity and appropriateness of the various assumptions and input data used that were considered indicators of the collateral likely to default in future periods.

▪	Discuss any procedures to periodically update the assumptions and input data based on changes in the financial credit market that can affect the fair value of the underlying collateral.

▪
Tell us the factual basis for assuming constant and not variable probable rates of default in excess of those based on historical performance was a valid assumption in the currently volatile financial credit market.

Response:  We believe the description contained in Note 9 of the Annual Report on Form 10-K provides an adequate description of how the $55.3 million impairment charge was determined.  The trust preferred pooled securities are collateralized by trust preferred securities issued primarily by individual banks, but also by insurance companies and real estate investment trusts.  To determine fair value, and determine whether the securities were other than temporarily impaired, the Corporation retained and worked with a third party to review the issuers (the collateral) underlying each of the securities.  Among the factors analyzed were the issuers’ profitability, credit quality, asset mix, capital adequacy, leverage and liquidity position, as well as an overall assessment of credit, profitability and capital trends within the portfolio’s issuer universe.  These factors provided an assessment of the portion of the collateral of each security which was likely to default in future periods.  The cash flows associated with the collateral likely to default, together with the cash flows associated with collateral which had already deferred or defaulted, were then eliminated.  In addition, the Corporation assumed constant rates of default in excess of those based upon the historic performance of the underlying collateral.  The resulting cash flows were then discounted to the current period to determine fair value for each security. The discount rate utilized was based on a risk free rate (LIBOR) plus spreads appropriate for the product, which includes consideration of liquidity and credit uncertainty.

To periodically assess the credit assumptions and related input data that could affect the fair value of each security, each quarter we compare actual deferrals and defaults to the assumed deferrals and defaults included in the valuation model. To date, the actual deferrals and defaults have performed in line with assumptions.

The constant rate of default was applied as an additional factor representing the volatile credit markets only after reducing the cash flows specifically for individual issuers’ actual and projected deferrals and defaults.

United States Securities &
Exchange Commission
August 10, 2009

10.
SEC Comment:  We refer to the statement on page 50 that in prior periods the Company used a constant rate of default derived from the historical performance of the underlying collateral and during the fourth quarter of 2008 employed “the methodology described in the preceding paragraph” to assess other-than-temporary impairments of fair value.  Taking into consideration that the preceding paragraph also referred to the use of a constant rate of default, please tell us and discuss in future filing the following:

▪	Describe the specific differences between the methodology previously used and that adopted during the fourth quarter of 2008.

▪	Explain why the change in valuation methodology employed during the fourth quarter of 2008 is preferable to that previously used.

▪	Provide us with a summary comparing the differences between both valuation methodologies and how the change has affected the valuation of the trust preferred securities.

Response:  The methodology used prior to the fourth quarter of 2008 only applied a constant rate of default to the portfolio.  The methodology adopted during the fourth quarter consisted of an analysis of the individual issuers’ profitability, credit quality, asset mix, capital adequacy, leverage and liquidity position, as well as an overall assessment of credit, profitability and capital trends within the portfolio’s issuer universe.  These factors provided an assessment of the portion of the collateral of each security which was likely to default in future periods.  As noted in question 9, a constant rate of default was then applied as an additional factor representing the volatile credit markets only after reducing the cash flows specifically for individual issuers’ actual and projected deferrals and defaults.

11.
SEC Comment:  We note the Company has adopted separate segment disclosure for the Banking and PGB Trust & Investments operations.  In future filings please include in Management’s Discussion and Analysis a discussion of the results of operations and liquidity of your operating segments.  Refer to Item 303(A) of Regulation S-K.

Response:  We will incorporate additional discussion in future filings.

********

United States Securities &
Exchange Commission
August 10, 2009

We acknowledge that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any of our filings with the SEC; and (3) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

My direct phone number is 908-719-4308. If you can’t reach me, you can speak to our Comptroller, Mary Russell, at 908-719-4309.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer